UONLIVE CORPORATION	1107, Lippo Centre Tower 1, 89 Queensway Admiralty, Hong Kong

March 26, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins

Jan Woo

Re:	Uonlive Corporation

Amendment No. 2 to

Registration Statement on Form 10-12G

Filed March 11, 2021

File No. 000-26119

Dear Sir or Madam:

Uonlive Corporation (the “Company”) will be filing amendment number 3 (the “Amendment”) to the Registration Statement on Form 10-12G (the “Registration Statement”) in response to your recent review letter addressed to Raymond Fu, Chief Executive Officer of the Company, dated March 11, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 2 to Registration Statement on Form 10-12G

General

1. It appears that your filing does not comply with the requirements of the Exchange Act, the rules and regulations under the Act and the requirements of the form. Specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. As such, we will defer further review of your filing until you have provided the necessary financial statements.

We have updated our financial statements in the Registration Statement accordingly.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Raymond Fu
Raymond Fu